January 20, 2021

Mr. Larry Spirgel

Office Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Miso Robotics, Inc.
Post-Qualification Amendment to Offering Statement on Form 1-A
Filed January 13, 2021
File No. 024-11112

Dear Mr. Spirgel,

On behalf of Miso Robotics, Inc., I hereby request qualification of the above-referenced offering statement at 11:00AM Eastern Time, on January 22, 2021, or as soon thereafter as practicable.

Sincerely,

/s/ Buck Jordan

Buck Jordan
Chief Executive Officer
Miso Robotics, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP